

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2018

Christopher R. Stambaugh, Esq.
DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, NC   27612-2350

> **Re:** **Whitestone REIT**
> **Preliminary Proxy Statement on Schedule 14A filed by KBS SOR Properties LLC, Peter McMillan III, et al.**
> **Filed March 28, 2018**
> **File No. 1-34855**
>
> **Amendment No. 2 to Schedule 13D filed by KBS SOR Properties LLC, Peter McMillan III, et al.**
> **Filed December 29, 2017**
> **File No. 5-84834**

Dear Mr. Stambaugh:

We have reviewed the filings above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filings or by providing the requested information. If you do not believe our comments apply to the Participants' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filings and the information you provide in response to this comment, we may have additional comments. All defined terms used in this letter have the same meaning as in the preliminary proxy statement unless otherwise indicated.

Preliminary Proxy Statement

1.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis with a view toward disclosure. Please provide support for the following statements and revise accordingly (emphasis added):

- "Management compensation, in particular the compensation of Whitestone's Chairman of the Board of Trustees (the "Board") and Chief Executive Officer, James

> Mastandrea, *is significantly disproportionate to the size and scale of Whitestone and its operations and compensation paid to executives of peer companies…*" (page 1)
> - "…we believe the incumbent trustees have approved *grossly excessive and poorly designed management compensation* to the detriment of Whitestone shareholders…" (page 4)
> - "The Participants intend to vote, and recommend that you vote, **AGAINST** Proposal 2 because Whitestone's executive compensation is *excessive and misaligned with shareholder interests*." (page 22)

2.   Refer to the first paragraph on page 2 containing the phrase "[b]ased on the lack of responsiveness by the Chairman of the Board to our compensation concerns expressed to him, the current Board's history of approving excessive executive compensation, *other corporate governance concerns...*" Please revise to clarify these other concerns, providing support for such claims to the extent necessary.

3.   Refer to the third paragraph on page 2 containing the sentence "[a] board has a heightened responsibility wherever the interests of management and shareholders may not align." It is our understanding that such statement is not supported by Maryland corporate law. Refer to Section 2-405.1 of the Maryland General Corporation Law. Please advise or revise such statement to remove the implication that the board has such "heightened" legal obligations.

4.   We note that the filing persons have made statements in their soliciting materials that appear to directly or indirectly impugn the character, integrity or personal reputation of Whitestone's Board, all without adequate factual foundation. For example, but without limitation, we note the following statements (emphasis added):

   - "David Taylor, one of their new trustees, was on the Board for the 2017 Annual Meeting of shareholders. He, like the rest of the Board, was *blind to shareholder concerns* on executive pay." (page 2)
   - "…Jack Mahaffey, however, must be replaced after his *long history of poor representation of shareholders*, particularly for his work on the Compensation Committee where he served as Chairman from 2006 until recently and even now continues as a member" (page 10)

   Please do not use these or similar statements in the soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which the filing persons do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one's opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to Rule 14a-9. To the extent the filing persons are unable to provide adequate support, please file appropriate corrective disclosure and refrain from including such statements in future soliciting materials.

5.   Refer to the first whole paragraph on page 3 and the following phrases contained therein:
- "…the current Board has stacked the deck against shareholder equal access"
- "[Whitestone] obviously sees nothing wrong with depriving shareholders access to all information and arguments they might consider relevant to their votes at the Annual Meeting"

It is our understanding that Whitestone did not have a current NOBO list at the time of KBS' request and does not have one at present. Please advise or revise the disclosure to remove the implication that Whitestone has intentionally withheld the NOBO list.

6.   Refer to the first whole paragraph on page 17 and the statement that "…on the afternoon of December 28, 2017, SOR Properties delivered timely notice in accordance with the Bylaws of its intention to nominate the Nominees [defined to mean Kenneth H. Fearn, Jr. and David E. Snyder] for election to the Board at the Annual Meeting and to bring the Shareholder Proposal for a vote at the Annual Meeting (the "Notice")." It is our understanding that KBS' Notice indicated its intent to nominate a total of *three* nominees at the Annual Meeting, including Messrs. Fearn and Snyder as well as Ms. Susan L. Harris. Please revise accordingly.

7.   Refer to the second to last paragraph of page 23 regarding the rules of the New York Stock Exchange. To the extent that KBS does not mail its proxy materials to every account, please reconcile such disclosure with that of Whitestone's disclosure in the third whole paragraph of page 5 of its definitive proxy statement which indicates that "because KBS has indicated its intention to deliver proxy materials in opposition to our Board of Trustee nominees," brokers will not have discretion to vote on any matters without voting instructions "*with respect to accounts to which KBS mails its proxy materials*."

Schedule 13D

8.   Based on our review of the amendments to the Schedule 13D filed on June 21 and December 29, 2017, it appears that the filing parties' purchase of 24,000 Whitestone shares on August 29, 2017 resulted in an acquisition of beneficial ownership equal to more than one percent, constituting a material change under Exchange Act Rule 13d-2 and necessitating that the parties promptly file an amendment to the Schedule 13D disclosing such change. Please advise.

*   *   *

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions